UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

OI S.A. – IN JUDICIAL REORGANIZATION

Federal Taxpayer’s Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Completion of Subscription/Payment of the Debentures of

Oi Móvel S.A. – In Judicial Reorganization Second Issuance

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in compliance with the provisions of CVM Instruction No. 358/02 and to the Material Fact disclosed on June 21, 2021, hereby informs its shareholders and the market in general of the completion of the subscription and payment of the secured non-convertible debentures with additional secured guarantee, for private placement, of Oi Móvel S.A. – In Judicial Reorganization second issuance, in the total amount of R$ 2,000,000,000.00 (the “Debentures”).

The transaction constitutes a further stage of the restructuring process of Oi and its subsidiaries under judicial reorganization (the “Recovering Entities”), in line with the Judicial Reorganization Plan, as amended, and the Strategic Transformation Plan, aimed at optimizing the operations and improving the results of the Recovering Entities and Oi’s other direct and indirect subsidiaries.

The Company will keep its shareholders and the market informed of any other material development regarding the subject matter of this Notice to the Market.

Rio de Janeiro, July 30, 2021.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

This Notice to the Market shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these Debentures in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The Debentures have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2021

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer